EXHIBIT 99.1

Student Transportation Inc. Divests Balance of Minority Interest in Various Oil and Gas Assets

BARRIE, Ontario, June 30, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) announced that it has completed the sale of the remaining non-material assets of its subsidiary Canadex Resources, which it acquired in 2008, as part of an acquisition of several hundred school buses and school transportation contracts in Ontario, Canada. In addition to its school bus operation, Canadex at the time held various oil and gas well “minority interest” in several states in the U.S. The Company has since been winding down the portfolio over the past ten years and recently the assets represented less than one half of one percent of estimated fiscal 2017 Company revenues. The Company used the net proceeds from the $2.7 million dollar sale to reduce debt.

Commenting on the divesture, CEO Denis Gallagher stated, “I had a goal this fiscal year to complete two long time legacy issues. First was the former management incentive ‘B share’ plan which ended in April of this fiscal year as shareholders approved a new plan and, the other, the sale of the portfolio of minority interest in several oil and gas assets. I am pleased to have both of these cleaned up and behind us as we move forward in fiscal 2018 which starts July 1, 2017.”

“Our Company has grown tremendously since 2008. We now have more customer-paid and fuel-mitigated options as part of our contracts as well as recently locking in a portion of purchased fuel well into fiscal 2019 at even lower prices than fiscal years 2017 and 2018.

“We are growing our new Managed Services Group which is geared towards outsourced managed services and fleet solutions for schools, municipalities, government institutions and even businesses all within our core competencies,” Gallagher concluded.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com